Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730

Main Tel +1 713 238 3000
Main Fax +1 713 238 4888
www.mayerbrown.com

Kirk Tucker
Direct Tel +1 713 238 2500
ktucker@mayerbrown.com

December 11, 2013

Via EDGAR

Mr. H. Roger Schwall, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emerald Oil, Inc.
Registration Statement on Form S-3
Filed November 12, 2013
File No. 333-192251

Dear Mr. Schwall:

On behalf of Emerald Oil, Inc., a Montana corporation (the “Company”), we hereby submit this letter with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 12, 2013 (File No. 333-192251).

This letter responds to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission by letter dated December 6, 2013. For your convenience, the Staff’s comment is reproduced in bold type and is followed by the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-3 Filed November 12, 2013

General

1.	Please ensure you file a registration statement on behalf of all subsidiary guarantor co-registrants. For example, we note that you did not file a registration statement on behalf of Emerald GRB LLC.

Response:	The Company is filing an amendment to the Registration Statement in order to file the Registration Statement on behalf of Emerald GRB LLC as a co-registrant. Emerald GRB LLC was inadvertently omitted as a co-registrant with the filing of the initial Registration Statement as a result of a submission error with respect to the EDGAR system.

If you have any questions regarding the foregoing response, please do not hesitate to contact me by telephone at (713) 238-2500.

Sincerely,

/s/ Kirk Tucker

Kirk Tucker

cc:	PJ Hamidi (Securities and Exchange Commission)
Norman von Holtzendorff (Securities and Exchange Commission)
McAndrew Rudisill (Emerald Oil, Inc.)
Paul Wiesner (Emerald Oil, Inc.)
Ryan Smith (Emerald Oil, Inc.)
Mitch Thompson (Emerald Oil, Inc.)